Algonquin Power & Utilities Corp. Announces Appointment of Dan Goldberg to
Its Board of Directors

OAKVILLE, Ontario – March 30, 2022 – Algonquin Power & Utilities Corp. ("AQN" or "Algonquin" or "the Company") (TSX: AQN) (NYSE: AQN) announced today the appointment of Dan Goldberg to its Board of Directors. Concurrently, Mr. Goldberg has been appointed to the Company’s Corporate Governance Committee and Human Resources and Compensation Committee.
"We are very pleased to welcome Dan to our Board, and to further enhance our corporate governance with the addition of his extensive experience and knowledge,” said Ken Moore, Chair of the Board of Directors of AQN. "Throughout his career, Dan has held various senior executive roles in operations, legal and governance functions, providing him insights that are expected to benefit the Company, and contribute to its ongoing success.”
Dan Goldberg has been the President and Chief Executive Officer of Telesat Corporation, one of the world’s largest and most innovative satellite operators, since 2006. Prior to joining Telesat Corporation, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held following the purchase of New Skies Satellites Holdings Ltd. (“New Skies”) by SES Global S.A. (“SES”). During that time, Mr. Goldberg also served as a member of the SES Executive Committee and held positions of increasing responsibility, from General Counsel to Chief Operating Officer during the course of his tenure there. Before joining New Skies, Mr. Goldberg served as Associate General Counsel and Vice President of Government and Regulatory Affairs at PanAmSat Corporation. He began his career as an associate at Covington & Burling and then Goldberg, Godles, Wiener & Wright, law firms in Washington D.C., having obtained a Juris Doctor from Harvard Law School and a Bachelor of Arts in History from the University of Virginia.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, Algonquin is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. Algonquin is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. Algonquin owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
Algonquin is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.

Algonquin's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Statements
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", "expects", and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include statements regarding the expected future contributions of Mr. Goldberg. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN’s Management Discussion and Analysis and Annual Information Form for the year ended December 31, 2021, each available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500